Reply to the Attention of	Herbert I. Ono
Direct Line	(604) 691-7493
Direct Fax	(604) 893-2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	274756
Date	July 29, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Division of Corporation Finance

 Office of Real Estate & Construction

Dear Sirs/Mesdames:

Re: Greenbriar Capital Corp.
Amendment No. 2 to Registration Statement on Form 20F
Filed May 20, 2022
SEC File No. 000-56391

We are counsel for and write on behalf of Greenbriar Capital Corp. (the "Company") in response to the Staff's letter of July 26, 2022 (the "Comment Letter") with respect to Amendment No. 2 to the Company's registration statement on Form 20-F, as filed with the United States Securities and Exchange Commission (the "Commission") on May 20, 2022 (as amended, the "Registration Statement").

On behalf of the Company, we provide below our response to the comment made in the Commission's Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

General

1. We note your response to prior comment 6. In light of the updated disclosure surrounding the ground breakings at Montalva and Sage Ranch, please advise why you have not made similar disclosures in your registration statement. We note, for example only, that the "Next Steps" disclosure included on pages 17 and 18 of your registration statement does not refer to the catalysts included in your May 2022 investor presentation on your website.

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July 29, 2022 Page 2

The Company regrets that certain disclosure in its investor presentation dated May 2022 (the "Investor Presentation") was not fully reflected in the Registration Statement.  However, management feels that the disclosure that was included in the Registration Statement was materially correct, and that the overall mix of information in the Registration provided a balanced and accurate description of the status of each of the Company's key projects.  In particular, the table at pages 17 and 18 of the Registration Statement was intended to summarize the current status of the Company's Sage Ranch Project, Alberta Solar Projects and Montalva Solar Projects, and to be read within the context provided by the disclosure in the Risk Factors section and the Management's Discussion and Analysis.

Although some of the forward-looking information reflected management's expectations at the time (e.g., with respect to the anticipated ground breaking at the Montalva Project in July 2022, subject to FOMB approval, and the then-planned Nasdaq listing application), management has adjusted their expectations with the passage of time. The Investor Presentation has been updated to July 2022.  Amongst other revisions, the catalysts that were referred to in slides 25 and 26 of the May 2022 version of the Investor Presentation have been removed, and "Next Steps" disclosure consistent with that included in the Registration Statement has been substituted therefor.

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7493 at any time.

Yours truly, /s/ Herbert I. Ono Herbert (Herb) I. Ono Co-Chair, U.S. Securities Practice for McMillan LLP

Encl.

cc: Jeffrey Ciachurski
 Chief Executive Officer
 Greenbriar Capital Corp.